Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Transactions for the Second Quarter 2012

Amsterdam, The Netherlands; July 11, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of the following transactions during the second quarter 2012:

•                  Signed new lease agreements for 20 aircraft,

•                  Delivered 11 aircraft under contracted lease agreements,

•                  Purchased five new aircraft,

•                  Closed the sale of six aircraft, and

•                  Signed financing transactions for $340 million.

	Second Quarter 2012			Year to Date 2012
Transaction Overview	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Contracts	20	—	20	29	—	29
Letters of Intent	2	—	2	3	—	3
Deliveries
Closed	11	—	11	17	—	17
Purchases
Closed	5	—	5	10	—	10
Contract Signed, to be Delivered	5	—	5	5	—	5
Sales
Aircraft - Closed	3	3	6	5	5	10
Aircraft - Contract Signed, to be Delivered	1	1	2	1	1	2

Lease Activities: Contracts Signed for Twenty Aircraft — Eleven Aircraft Delivered

New Lease Agreements

AerCap signed new lease agreements for 20 aircraft in the second quarter 2012:

•                  Seven new Boeing 737-800s for China Southern (China),

•                  Three new Boeing 737-800s for American Airlines as part of the American Airlines sale and leaseback arrangement (U.S.A.),

•                  Four new A330s for Singapore Airlines (Singapore),

•                  One Airbus A319 for TAME (Ecuador),

•                  One Airbus A319 for Fly Georgia (Georgia),

•                  One Airbus A319 for Brussels Airlines (Belgium),

•                  One Airbus A320 for Yamal Airlines (Russia), and

•                  Two Airbus A320s for Livingston (Italy).

The average term of lease agreements and letters of intent for new aircraft signed during the past 12 months was 138 months. The average term of lease agreements and letters of intent for used aircraft in that period was 64 months.

Deliveries

AerCap completed 11 aircraft deliveries under contracted lease agreements in the second quarter:

•                  Three new Boeing 737-800s to American Airlines as part of the American Airlines sale and leaseback arrangement (U.S.A.),

•                  One Airbus A320 to Frontier (U.S.A.),

•                  One Airbus A320 to Virgin America (U.S.A.),

•                  Two Airbus A320s to Atlasjet (Turkey),

•                  One Airbus A321 to Onur Air (Turkey),

•                  One Airbus A319 to Hamburg Airlines (Germany),

•                  One Airbus A319 to TAME (Ecuador), and

•                  One Airbus A319 to Brussels Airlines (Belgium).

Purchase Activities: Purchases Closed for Five Aircraft

AerCap purchased three new Boeing 737-800s, one new Airbus A320-200 and one new Airbus A330-300 during the second quarter.  AerCap also signed contracts for the purchase of five new Airbus A330-300s for lease to Singapore Airlines, including one aircraft contracted for sale during the quarter to AerDragon.

Sales Activities: Six Aircraft Sold

During the second quarter, AerCap closed sales transactions for one Airbus A320, one Boeing 757-200 and one Airbus A330-300 from its owned portfolio. AerCap also sold one Boeing 737-400 and two Airbus A320s from its managed portfolio.  In addition to the completed sales transactions and the A330 sales contract with AerDragon, AerCap signed a contract for the sale of one Boeing B737-400 from its managed portfolio.

Debt Facilities: $340 Million Completed During the Second Quarter - Total of $650 Million Year-To-Date

In the second quarter, AerCap closed three financing transactions totaling approximately $340 million, including a $300 million senior unsecured notes issuance. The total amount of financing transactions completed by AerCap in the year to date is $650 million.

Portfolio Summary

As of June 30, 2012, AerCap’s portfolio consisted of 347 aircraft that were either owned, on order, under contract, letter of intent or purchase option, or managed.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company

(AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com